















THE NEW ECONOM
OPPORTUNITY
ALEX COHEN

Alexander Cohen · 2nd

Co-Founder & COO at Urvin Finance

Talks about #fintech, #community, #leadership, #founderstories, and #corporateinnovation

Washington DC-Baltimore Area · Contact info

5,847 followers · 500+ connections

6 mutual connections: Fares Ksebati, Jonathan Nelson, and 4 others

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Urvin Finance

Cornell University

Featured

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Yesterday, on behalf of #WeTheInvestors , David...

WE THE INVESTORS

We The Investors | SEC Meeting #01

urvin.finance · 1 min read

126 · 9 comments

Post

I am inspired by the future we can create! But we have to be...

"We have the technology but where's the humanity?"

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Today, David Lauer and I met with SEC Chair Gary Gensler to introduce #wetheinvestors , and our fight for fairer markets.

72,000 people - individual investors all - signed our open letter calling for #PFOF reform.

This is the first step of many but - today - retail investors...

125 · 15 comments

Activity

5,847 followers

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Alexander Cohen posted this • 1w

We've made huge strides at Urvin Finance with The Terminal's development ... and today we pushed major updates to our alpha:

...show more

37 · 3 comments

Alexander Cohen posted this • 1w

Today Urvin Finance turns 1! It was a year ago that we set off on this crazy journey. And it's been nothing short of an adventure.

...show more

The Terminal | Urvin Finance 1 Year Update

learn.urvin.finance · 7 min read

27 · 4 comments

Alexander Cohen posted this • 2w

Today, #WeTheInvestors speaks truth to power.

We are heading to the Capital to call upon Congress to make change.

...show more

189 · 20 comments

Alexander Cohen posted this • 2w

I have very distinct memories of watching my pop stand in front of crowds and speak so naturally, engagingly, and always with a touch of humor.

...show more

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About

Leveling up. And building something ... new.

Experience



Co-Founder & COO
Urvin Finance · Full-time
Jun 2021 - Present · 1 yr 2 mos

At The Terminal we are empowering retail investors with the tools, information, education and agency necessary to level the playing field, and prosper.

 **Invest in Urvin.Finance: The only finance-focused social platform w/ professional quality data and tools. | Wefunder**



Founder & CEO
TwentyTables · Full-time
2017 - 2021 · 4 yrs
Washington D.C. Metro Area

US Chamber of Commerce Citizen Awards: WINNER - Best Corporate Steward (2020)(Sm/Mid)
...see more

 **TwentyTables**
Affordable meals for customers; more patrons in your restaurant; DC's hungry get fed. All prospser together. Join our Community of Food! ...



Attorney
Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates · Full-time
2006 - 2016 · 10 yrs
Washington D.C. Metro Area



Builder/Woodworker
Maryland's Eastern Shore
2015 · Less than a year
United States

From a pile of 84 Lumber to a 150 sq. ft. finished tiny house w/loft & 14ft cathedral ceiling - in 10 days - solo, no kit.

      +4



Judicial Law Clerk
Hon. L. W. Flanagan
2005 - 2006 · 1 yr
Eastern District of North Carolina

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Education



Cornell University
Bachelor of Science, Human Biology; Health & Society
2001



American University Washington College of Law
Doctor of Law - JD, Law
2004

Skills

Strategic Vision

 20 endorsements

Leadership

 Endorsed by Taylor Kratz who is highly skilled at this

 14 endorsements

Public Speaking

 11 endorsements

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Honors & awards

Winner: Best Corporate Steward Award (Sm/Mid)
Issued by US Chamber of Commerce Foundation - Citizen Awards · Nov 2020
Associated with TwentyTables

Over its 21-year history, the U.S. Chamber of Commerce Foundation's Citizens Awards have recognized the most innovative and impactful corporate citizenship programs raising the bar on social responsibility and sp ...see more

Washington D.C.: Top Innovator & Disruptor
Issued by Washington Life Magazine · Jan 2020
Associated with TwentyTables

Winner: SXSW Pitch 2019 "Best Bootstrap" Award
Issued by SXSW · Mar 2019

Show all 5 honors & awards →

Causes

Economic Empowerment · Education · Human Rights · Poverty Alleviation

Interests

Influencers   Companies   Groups   Schools

 **Steve Blank** 🔗 · 2nd
Adjunct Professor Stanford University
659,204 followers
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 **Adam Lashinsky** 🔗 · 3rd
Journalist
175,054 followers
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